Exhibit 4.2

MONROE CAPITAL ASSET-BACKED FINANCE COMPANY, LP

DISTRIBUTION REINVESTMENT PLAN

Effective July 17, 2026

This Distribution Reinvestment Plan (the “Plan”) is adopted by Monroe Capital Asset-Backed Finance Company, LP, a Delaware series limited partnership (the “Partnership”) with respect to distributions declared by its Board of Directors (the “Board”) and issued by a registered series of the Partnership (the “Series”), on shares of the Series’ limited partnership interests (the “Shares”).

1.	Distribution Reinvestment. As agent for the shareholders (the “Shareholders”) of the Partnership who (i) purchase Shares pursuant to the Partnership’s continuous private offering (the “Private Offering”), or (ii) purchase Shares pursuant to any future offering of the Partnership, and who do not opt out of participating in the Plan (the “Participants”), the Partnership will apply all dividends and other distributions declared and paid in respect of the Shares held by each Participant and attributable to the class of Shares purchased by such Participant (the “Distributions”), including Distributions paid with respect to any full or fractional Shares acquired under the Plan, to the purchase of additional Shares of the same class for such Participant.

2.	Effective Date. The effective date of this Plan shall be the date of the initial issuance of Shares to investors that are not affiliated with the Partnership’s operating manager or general partner of the Partnership.

3.	Procedure for Participation. Upon the issuance of the Shares to the Shareholders, each Shareholder will automatically become a Participant unless they elect not to become a Participant by noting such election on their subscription agreement. If any Shareholder initially elects not to be a Participant, they may later become a Participant by subsequently completing and executing an enrollment form or any appropriate authorization form as may be available from the Partnership or Ultimus Fund Solutions, LLC (the “Plan Administrator”). Participation in the Plan will begin with the next Distribution payable after acceptance of a Participant’s subscription, enrollment or authorization if received in a timely fashion under this Plan. Shares will be distributed in proportion to the classes of Shares held by the Shareholder under the Plan. There will be no sales load charged on Shares issued to a Shareholder under the Plan. Shares received through the Plan will not be subject to an early redemption deduction. The Partnership shall pay the Plan Administrator’s fees under the Plan.

4.	Suitability. Each Participant is requested to promptly notify the Partnership in writing if the Participant experiences a material change in his or her financial condition, including the failure to meet the eligibility standards set forth in the confidential private placement memorandum of the Partnership, as may be amended or supplemented from time to time (the “Memorandum”). For the avoidance of doubt, this request in no way shifts to the Participant the responsibility of the Partnership’s sponsor, or any other person selling Shares on behalf of the Partnership to the Participant to make every reasonable effort to determine that the purchase of Shares is a suitable and appropriate investment based on information provided by such Participant.

5.	Purchase of Shares. The Partnership shall use newly-issued Shares to implement the Plan. Distributions to Shareholders will automatically be reinvested under the Plan in additional whole and fractional Shares attributable to the class of Shares that a Shareholder owns unless and until an election is made on behalf of such participating Shareholder to withdraw from the Plan and receive distributions in cash. The number of Shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution, net of any applicable withholding taxes, by the applicable net asset value per Share as of the end of the prior month.

6.	Notice. Any notice or other communication required or permitted to be given by any provision of this Plan shall be in writing and addressed to Monroe Capital Asset-Backed Finance Company, LP, c/o Ultimus Fund Solutions, LLC, if to the Plan Administrator, or such other addresses as may be specified by written notice to all Participants. Notices to a Participant may be given by letter addressed to the Participant at the Participant’s last address of record with the Partnership. Each Participant shall notify the Partnership promptly in writing of any change of address.

7.	Taxes. THE REINVESTMENT OF DISTRIBUTIONS DOES NOT RELIEVE A PARTICIPANT OF ANY INCOME TAX LIABILITY THAT MAY BE PAYABLE ON THE DISTRIBUTIONS. INFORMATION REGARDING POTENTIAL INCOME TAX LIABILITY OF PARTICIPANTS MAY BE FOUND IN THE MEMORANDUM AND APPLICABLE PUBLIC FILINGS MADE BY THE PARTNERSHIP WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (the “SEC”).

8.	Share Certificates. The ownership of the Shares purchased through the Plan will be in book-entry form unless and until the Partnership issues certificates for its outstanding Shares.

9.	Termination by Participant. A Participant may terminate participation in the Plan at any time, without penalty, by delivering notice to the Plan Administrator. Such notice must be received by the Plan Administrator in writing no later than ten calendar days prior to the record date for an applicable Distribution; otherwise, such election or termination shall be effective only with respect to any subsequent Distributions. If a Participant elects to redeem its Shares in full and such redemption is accepted by the Partnership, such Participant’s participation in the Plan will be automatically terminated as of the expiration of the applicable redemption period, solely with respect to the Shares for which redemption was requested and were in fact redeemed. For the avoidance of doubt, if a Shareholder’s redemption request is pro-rated in a redemption offer, the Shareholder will remain in the Plan unless such Shareholder has “opted out” of the Plan. Any Distributions due to such Shareholder on or after such date will be paid in cash on or after the scheduled Distribution payment date. Upon termination of Plan participation for any reason, future Distributions will be distributed to the Shareholder in cash.

10.	Amendment, Suspension or Termination by the Partnership. The Board may, without the consent of any person, amend, modify, revise or restate the Plan from time to time.

11.	Liability of the Partnership. The Partnership shall not be liable for any act done in good faith, or for any good faith omission to act, including, without limitation, any claims or liability (i) arising out of failure to terminate a Participant’s account upon such Participant’s death prior to timely receipt of notice in writing of such death or (ii) with respect to the time and the prices at which Shares are purchased or sold for a Participant’s account. To the extent that indemnification may apply to liabilities arising under the Securities Act of 1933, as amended, the Partnership has been advised that, in the opinion of the SEC, such indemnification may be contrary to public policy and, therefore, unenforceable.

12.	Applicable Law. These terms and conditions shall be governed by the laws of the State of New York.

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